Mail Stop 4561

March 7, 2006

Mr. Nathan Lapkin
President
Bank of America Building
980 Post Road East, 2nd Fl
Westport, CT 06880

 Re: Wah King Invest Corp
        Form 10-KSB for Fiscal Year Ended July 31, 2005
        Form 10-QSB for Quarter Ended October 31, 2005
        File No. 0-30486

Dear Mr. Lapkin:

        We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Cicely D. Luckey
        Accounting Branch Chief